FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Verizon Wireless and RIM Announce New BlackBerry Curve 9310 Smartphone	3

Document 1

FOR IMMEDIATE RELEASE
July 10, 2012

VERIZON WIRELESS AND RIM ANNOUNCE NEW
 BLACKBERRY® CURVE™ 9310 SMARTPHONE

Easy-to-Use BlackBerry Smartphone with all the Tools to
Stay Productive and Social

BASKING RIDGE, N.J. and WATERLOO, Ontario – Verizon Wireless and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the BlackBerry® Curve™ 9310 smartphone, a stylish new smartphone for socially-connected customers.
The BlackBerry Curve 9310 is a slim and easy-to-use smartphone ready to help customers make the move from a basic phone to a smartphone.  It includes all the core BlackBerry messaging and social-centric applications that let customers easily connect to the people and things that matter most to them.  Running on BlackBerry 7.1, the Curve 9310 also features the iconic BlackBerry keyboard for quick and easy typing and a dedicated BBM™ key for instant access to RIM’s popular mobile social network.
Facebook® and Twitter™ apps allow customers to easily interact with their social network in real time, and, with the new Social Feeds 2.0 app, they can post updates to multiple social networks simultaneously and capture updates from news sources (RSS feeds), social apps and instant messaging apps, all in one consolidated view.
Additional features:
•	3.2-megapixel camera – easily share pictures and video with friends through text, BBM, Facebook and Twitter
•	VZ Navigator® capabilities for customers to receive audible turn-by-turn directions to millions of points of interest and share directions with others
•
On-device Parental Controls – customers can grant as little or as much access to the Internet, social networking and messaging as they see appropriate.  Create a select list of contacts for both incoming and outgoing calls

•	microSD™ card slot with support for up to 32 GB

Pricing and availability
•
The new BlackBerry Curve 9310 smartphone will be available online at www.verizonwireless.com starting July 12 and will be in Verizon Wireless Communications Stores in the coming weeks for $49.99 after a $50 mail-in rebate with a new two-year customer agreement.  Customers receive the rebate in the form of a debit card; upon receipt, customers may use the card as cash anywhere debit cards are accepted.

•
New customers who purchase the BlackBerry Curve 9310 will need to subscribe to a Share Everything plan starting at $80 monthly access for unlimited talk and text messaging and 300 MB of data.  Customers can visit www.verizonwireless.com/shareeverything for additional information on data plans.

For more information on Verizon Wireless products and services, visit a Verizon Wireless Communications Store, call 1-800-2 JOIN IN or go to www.verizonwireless.com.  Business customers can contact their Verizon Wireless Business Sales Representative at 1-800-VZW-4BIZ.
###

MEDIA CONTACTS:
Albert Aydin
Verizon Wireless
908.559.7513
Albert.Aydin@verizonwireless.com

Marisa Conway
Brodeur Partners (PR Agency for RIM)
646.746.5606
mconway@brodeur.com

RIM Investor Relations
519.888.7465
investor_relations@rim.com

About Verizon Wireless
Verizon Wireless operates the nation’s largest 4G LTE network and largest, most reliable 3G network. The company serves 93.0 million retail customers, including 88.0 million retail postpaid customers.  Headquartered in Basking Ridge, N.J., with 80,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE, NASDAQ: VZ) and Vodafone (LSE, NASDAQ: VOD). For more information, visit www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect," "anticipate," "estimate," "may," "will", "should," "intend," "believe," and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 11, 2012	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs EVP, Executive Operations, Office of the CEO